

ASSOCIATED
CAPITAL GROUP

ANNUAL REPORT 2024

"The more you give, the more you receive"

Our shareholders designated contributions to the following 501(c)(3) organizations

The Board of Directors of Associated Capital Group, Inc. established an inaugural Shareholder Designated Charitable Contribution program in 2016. The company continued this initiative through 2024. To date, AC has donated approximately $42 million on behalf of its shareholders.

Under the program, each registered shareholder could designate one charitable organization (two charitable organizations for holders with 8,000 shares or more) to which AC contributed on the shareholder's behalf.

AC's program tracks the shareholder program launched by GAMCO Investors, Inc. in April 2013 which was based, in part, on the program established by Berkshire Hathaway in 1981. The Berkshire Hathaway program continued for over 20 years, until 2003. Warren Buffett's letter to shareholders at the inception of Berkshire's program explained that charitable giving in this manner provides significant benefits to shareholders. Each eligible shareholder is able to choose whether a contribution of corporate funds based on his/her ownership interest is to be made, and if so, to specify the recipient of that contribution. The shareholder's judgment – not the judgment of the company's directors or management – controls the contribution process.

♦ ♦ ♦

Abilis ♦ Alzheimer's Disease & Related Disorders Association ♦ Alzheimer's Foundation of America ♦ America Needs You ♦ American Associates of Ben-Gurion University of the Negev ♦ American Cancer Society ♦ American Heart Association ♦ American Macular Degeneration Foundation ♦ American National Red Cross ♦ American Refugee Committee ♦ Amigos Del Museo Del Barrio ♦ Archbishop Wood High School ♦ Arizona State University Foundation ♦ Arthritis Foundation ♦ Atlantis Educational Foundation ♦ Aurora Ice Association ♦ Ausable River Association ♦ Bay Area Discovery Museum ♦ Bedford Audubon Society ♦ BlueCheck Charitable Foundation ♦ Blythedale Children's Hospital ♦ Bob Woodruff Family Foundation ♦ Boston College Trustees ♦ Boys and Girls Club of Truckee Meadows ♦ Bristol Riverside Theater Co. ♦ Brunswick School ♦ Cathedral of St. John the Baptist ♦ Catholic Big Sisters & Big Brothers Catholic Charities of the Archdiocese of New York ♦ CCM of Westchester ♦ Center for All Abilities ♦ Central Scholarship Bureau ♦ Chaminade High School ♦ Change for Kids ♦ Chicago Chesed Fund ♦ Christian Brothers Academy ♦ Church-in-the- Garden ♦ CityArts ♦ Citymeals-on- Wheels ♦ Columbia University ♦ Columbus Citizens Foundation ♦ Cornell University ♦ Cow Hollow Preschool ♦ Cristo Rey Jesuit High School Direct Relief International ♦ Disabled American Veterans ♦ Disabled Veterans National Foundation ♦ Doctors Without Borders USA ♦ Don Bosco Community Center of Port Chester ♦ Downtown Community Television Center ♦ Eastchester Volunteer Ambulance Corps. ♦ Elevation Chapel ♦ Ellie Fund ♦ Eva's Village ♦ Fairfield University ♦ Feeding America ♦ Fidelity Investments Charitable Gift Fund Folds of Honor Foundation ♦ The State University of New York at Binghamton Friends of Animals ♦ Futures in Education ♦ Give Me an Answer ♦ Greenwich Hospital ♦ Groton School ♦ Haley House ♦ Hank's International ♦ Hetrick-Martin Institute Nevada ♦ Homeless Prenatal Program ♦ Hospital for Special Surgery Fund ♦ Injured Marine Semper Fi Fund ♦ Inner-Network ♦ International Campaign for Teaching America's Founding Principles ♦ of Greater Pittsburgh ♦ Joel Barlow High Kennedy Medical Center Foundation ♦ Junior for Warriors ♦ Kids in Crisis ♦ Lee Memorial of the Hudson Valley ♦ Leukemia and Los Angeles Team Mentoring ♦ Make-A-Wish College ♦ Marc Lustgarten Pancreatic Cancer ♦ Marine Corps Scholarship Foundation ♦ ♦ Maryland Food Bank ♦ Masters School Wheels Association of America ♦ Memorial School ♦ Mount Sinai Medical Center ♦ Tumor Society ♦ Natural Resources Defense

> We are fortunate to live in the wealthiest nation in the world and to have the ability to share our good fortune. **SINCE 2016, WE WERE ABLE TO SUPPORT MANY WORTHY ENDEAVORS, INCLUDING THESE DESIGNATED BY OUR SHAREHOLDERS.** In addition, our teammates have donated countless hours of service to scores of charitable organizations.

Fountain ♦ Valley School of Colorado ♦ ♦ Gilchrist Hospice Care ♦ Girls with Impact ♦ Greenwich International Film Festival Yanks Baseball Foundation ♦ Heifer Project ♦ Hilarity for Charity ♦ Hindu Society of Honeywell Humanitarian Relief Foundation Immaculate Conception Church - Bronx, NY City Scholarship Fund ♦ Interfaith Nutrition Tibet ♦ Iona College ♦ Jack Miller Center for Jewish Communal Fund ♦ Jewish Federation School, Regional School District #9 ♦ John F. League of Greenwich Connecticut ♦K9s Health System Foundation ♦ Legal Services Lymphoma Society ♦ Long House Reserve ♦ Foundation of Metro New York ♦ Manhattan Foundation ♦ Marin Country Day School Marine Corps Law Enforcement Foundation ♦ McMaster University Ontario ♦ Meals on Sloan- Kettering Cancer Center ♦ Millbrook National Audubon Society ♦ National Brain Council ♦ Nature Conservancy ♦ New Israel Fund ♦ New Jersey Institute of Technology Foundation ♦ New York and Presbyterian Hospital ♦ New York City Relief ♦ Norbertine Monastery ♦ Northeastern University ♦ Northern Nevada HIV Outpatient Program Education and Services ♦ Northwell Health Foundation ♦ Operation Smile ♦ Pacific House ♦ Paper Mill Playhouse ♦ Peck Slip School Parent Teachers Association ♦ Pediatric Cancer Research Foundation ♦ Pennsylvania Troopers Helping Troopers Foundation ♦ Perlman Music Program ♦ Planned Parenthood Federation of America ♦ Planned Parenthood of Southern New England ♦ Planned Parenthood Shasta Diablo ♦ Prospects, Opportunity and Enrichment ♦ Putnam-Indian Field School ♦ Rainforest Action Network ♦ Rainforest Alliance ♦ Randolph Foundation ♦ Rector Wardens Vestry Men of St. Bartholomew's Church ♦ Rochester Institute of Technology ♦ Sacred Heart of Greenwich ♦ Sacred Valley Project ♦ Saint Ignatius School ♦ Salvation Army National Corp. ♦ San Diego Opera Association ♦ San Miguel Academy of Newburgh ♦ SATO Project ♦ Save the Children Federation ♦ Schurig Center for Brain Injury ♦ Science Buddies ♦ Seamen's Church Institute of New York and New Jersey ♦ Shriners Hospitals for Children ♦ Sierra Nevada Journeys ♦ South Bronx Educational Foundation ♦ Special Young Adults ♦ Stamford Hospital ♦ St. Bartholomew Community Preschool ♦ St. Joseph's Indian School ♦ St. Jude Children's Research Hospital ♦ St. Lucy Parish ♦ St. Thomas' Church Whitemarsh Bethlehem Park & Camp Hill Road ♦ Step Up International ♦ Stonewall Library and Archives ♦ Student U ♦ Susan G. Komen Breast Cancer Foundation ♦ The Allen-Stevenson School ♦ The Arc of Palm Beach County ♦ The Good People Fund ♦ The Littlest Lamb ♦ The Miller Center Foundation ♦ The One Love Foundation ♦ The Roman Catholic Church of St. Robert Bellarmine Church ♦ The University of Pennsylvania ♦ The Windward School ♦ Top of Michigan Mountain Bike Association ♦ Troy University Foundation ♦ Tuesday's Children ♦ Tunnel to Towers Foundation ♦ Tuxedo Park School University of Texas Foundation ♦ University of Wisconsin Foundation ♦ Variety Child Learning Center ♦ Villanova University ♦ Volunteers of America ♦ Westchester ARC Foundation ♦ Westchester Philharmonic ♦ Wilton Education Foundation ♦ Wilton Library Association ♦ Woman's Club of Rye ♦ World Eye Cancer Hope ♦ World Vision ♦ Yale-New Haven Hospital ♦ Young Men's Christian Association of Stamford ♦ Zacharias Sexual Abuse Center



ASSOCIATED
CAPITAL GROUP

Dear Partners/Shareholders:

We continue to run a long-distance marathon for our limited partners in our merger arbitrage and our alternative hedge fund investments. We trace our investing in arbitrage to the late 1960's.

We continued our research in arbitrage investments in the late 1970's when we started our firm and then launched Gabelli Arbitrage Partnership in 1985.

WHAT IS NEXT FOR AC AND THE NEXT DECADE

Interest rates at current levels appear to have become embedded in the financial models of private equity firms. At the same time owners of businesses appear more willing to harvest gains via the sale of assets at more reasonable valuations. Given the foregoing, combined with less hostile regulatory constraints, we have increasing confidence that deal activity will increase both in the U.S. and globally.

Simply stated, the spreads have widened and are now providing incremental risk adjusted returns for merger arbitrage on a global basis.

(Y)OUR M&A IN 2025 AND BEYOND

As previously discussed, our wholly-owned subsidiary Gabelli Private Equity Partners, LLC was created to launch a private equity business, somewhat akin to the private equity partnerships the firm had in the 1980s. We will continue our outreach initiatives with business owners, corporate management, and various financial sponsors. We are activating our program of buying privately owned, family started businesses, controlled and operated by the founding family – send us suggestions!

FINANCIAL RESULTS

- Our MERGER ARBITRAGE strategy returned 5.8% gross (3.8% net) for 2024. Since the launch of our first merger arbitrage fund in February 1985, we have compounded annual returns of 7.1% after fees.
- We paid $46.8 million, or $2.20 per share, to shareholders via dividends in 2024.
- We repurchased over 350,000 shares, returning $11.8 million to shareholders in 2024.
- Book value ended the year at $42.14 per share, reflecting the $2.20 per share of dividends paid in 2024 versus $42.11 at December 31, 2023.

COMMITMENT TO COMMUNITY

In August 2024, (y)our Board approved the continuation of the shareholder designated charitable contribution program for $4.0 million to registered shareholders, this brings our total contributions to $42 million since our spin-off from GAMCO in November 2015. Since the inception of this program, there have been over two hundred 501(c)(3) organizations which received designations from our shareholders.

NEXT

In March 2025, Doug Jamieson retired as our Chief Executive Officer and President but will continue serving the Company as a Director, we thank him for his years of service and look forward to his continued contributions as a member of (y)our Board. The Board of Directors selected Patrick Huvane, Vice President of Corporate Development, to serve as Interim Chief Executive Officer upon Doug Jamieson's retirement.

As always, we thank our teammates, our directors, and more importantly, our clients and partners for their confidence in what we will do in the next quarter century.

Sincerely,

Mario Gabelli

Mario J. Gabelli
Executive Chair







并购
大师
MERGER MASTERS
华尔街套利传奇
17位并购大师、3位成功首席执行官

Chinese

MERGER
MASTERS
TALES OF ARBITRAGE
KATE WELLING AND
MARIO GABELLI
Columbia Business School
Publishing

WIZARD
M&A
買収者の見解、
Merger
経営者の異論
Masters
Tales of Arbitrage
リスクアービトラージの
実務と戦略と規律
バリュー投資の
究極の形!
Pan Rolling

Japanese

In 1999, we published one of the few books on merger arbitrage, Deals ... Deals... and More Deals. Our latest publication, Merger Masters: Tales of Arbitrage, profiles leading investors who share our enthusiasm for merger arbitrage and have utilized the investment discipline in various forms over the last half-century. It also includes the perspective of iconic CEOs who have used M&A to build value and, in the process, tangled with the arbitrage community.

To request a copy of any of our publications, please scan the QR code on the right or call our investor relations team at +1-914-921-5135 or email us at alternatives@gabelli.com



LONG/SHORT VALUE:

We offer specific sector focused portfolios, traditional long/short event driven portfolios, as well as intermediate corporate credit portfolios.

We are research-driven fundamental investors focusing on the "PMV with a Catalyst™" ("PMV") method of investing. This approach of analysis involves looking at businesses as a function of their assets and earnings power. We examine businesses as if we were the owners of those businesses, and analyze industries on a global and all cap basis. Our investment professionals visit with hundreds of companies each year. Our process is proprietary, bottom up, and involves the full utilization of public resources.

We perform sector-by-sector analysis, assess the PMV of a business, and identify the catalyst(s) in place to surface value over time. A company's PMV is not constant, it changes as a function of many variables. The objective is to identify large differences between our estimate of PMV and the market price. We then identify the catalyst to realize a return independent from the overall direction of the stock market. We believe we can generate superior risk-adjusted returns following this event-driven approach.

WISDOM. PERFORMANCE. BRIGHT FUTURE. TRUST.

We are pleased to report Associated Capital's results for the year ended December 31, 2024. Within this pamphlet we discuss the fundamentals of merger arbitrage, a strategy we have operated for 40 years. We held our 25th Annual Arbitrage Dinner on November 11th, 2024 and our merger arbitrage strategy finished 2024 up 5.8% gross; 3.8% net, which was our 39th year positive on a gross basis and our 38th year positive on a net basis. Our marketing and business development team continues to maintain and expand relationships across the globe to provide new investor access points and to streamline existing channels to invest alongside our partner capital.

Our financial resources underpin our flexibility to pursue strategic objectives that may include acquisitions, seeding new investment strategies, and co-investing. We consider our primary goal as using our liquid resources to opportunistically and strategically grow book value and net income. We will also consider alternatives to return capital to our shareholders, including share repurchases and dividends. Share repurchase amounts and prices may vary after considering a variety of factors, including the Company's financial position, earnings, other alternative uses of cash, macroeconomic issues, and market conditions.



Patrick B. Huvane
Interim Chief Executive Officer

Joined Associated Capital in 2021 and has been Interim Chief Executive Officer since March 2025. Mr. Huvane graduated with a MBA from New York University, is a Certified Public Accountant and a CFA Charterholder.

ASSETS UNDER MANAGEMENT

Assets under management (dollars in millions) ended 2024 at $1,248. The decrease was largely the result of net outflows, offset partially by market appreciation. These outflows were generally from reallocations to other asset classes.



Non-Market Correlated

Legend: Merger Arbitrage, Long/Short Value, Other


DEALS . . .
DEALS . . .
AND MORE
DEALS
Risk Arbitrage –
The Announcement of a Merger is the Beginning of an Opportunity
Regina M. Pitaro
Managing Director
Gabelli Asset Management Inc.


DEALS . . .
DEALS . . .
E ANCORA
DEALS
L'annuncio di una fusione come inizio di un'opportunità
Regina M. Pitaro
Managing Director
Gabelli Asset Management

ITALIAN


交易 . . .
交易 . . .
更多的
交易

CHINESE


アービトラージの
極意

JAPANESE


DEALS...
DEALS...
Y MÁS
DEALS
Arbitraje de Riesgo -
El anuncio de una fusión es el comienzo de una oportunidad
Regina M. Pitaro
Directora Gerente
Gabelli Asset Management

SPANISH


DEALS...
DEALS...
Y MÁS
DEALS
Arbitraje de Riesgo -
El anuncio de una fusión es el comienzo de una oportunidad
Regina M. Pitaro
Directora Gerente
Gabelli Asset Management

ARABIC

M&A STRATEGY & VIRTUES:

- Investing in announced mergers and acquisitions or "merger arbitrage", involves purchasing securities that are the subject of an acquisition, exchange offer, cash tender offer or similar transaction.
- We use different arbitrage techniques to derive a profit by realizing the differential (or "spread") between the price and the value ultimately realized.
- The objective of our risk arbitrage portfolios is to provide positive, "absolute returns" in all equity market environments. To that end, 2024 capped off our 39th of 40 positive years on a gross basis (38th positive year on a net basis).
- Returns are dependent on the close of an M&A deal and not the overall stock market's movement. Coupled with our rigorous research approach, active portfolio management and risk parameters, this has provided our partners with consistent, non-market correlated returns since inception.
- Our M&A investment approach is absolute return focused and produces consistent, repeatable, and proven results with low volatility while seeking the preservation and growth of capital.

We primarily invest in announced merger and acquisition transactions in the global equity markets, we maintain a diversified portfolio of transactions. Every deal has a unique set of elements, and our team focuses on all aspects, from fundamental valuation, legal and regulatory, to trading. We analyze and continuously monitor pending transactions for all of these elements as part of an active approach.

Our teammates are experts at analyzing deal risks. The inherent risk in merger investing is a broken deal. Our merger team has led our clients successfully through challenging market environments, including 1987, the early 1990s, 1998 and 2001, and more recently, 2008, 2020 and 2022. From the beginning of 2022 through the end of 2023, our merger portfolios outpaced, on a cumulative net basis, the S&P 500 and investment grade bonds by over 300 basis points and 1,400 basis points, respectively.

The strategy is available through partnerships and separately managed accounts, including sub-advised and fund-of-funds. Internationally, the strategy is offered through corporations, EU-regulated UCITS structures and the London Stock Exchange listed investment company, Gabelli Merchant Partners Plc (f/k/a Gabelli Merger Plus+ Trust Plc.) (GMP-LN).

2024 MERGER INVESTING REVIEW AND 2025 PREVIEW:

We are pleased to report that our Merger Arbitrage Strategy earned a positive 3.8% net return for our partners in 2024.

- The merger arbitrage environment in 2024 was characterized by a continued overhang from an aggressive regulator that challenged several headline deals. We have already seen an improved regulatory regime under the new US administration.
- Worldwide deal volume continued to increase in 2024. Deal volume declined in 2022 caused by the pricing dislocation that resulted from the stock market decline in 2022. This decline bottomed out in Q1-2023 as deal volume rose for the remainder of 2023 and continued through 2024.

Several drivers remain in place for merger arbitrage in 2025 and beyond, including higher levels of M&A and a more deal-permissive regulatory environment. Additionally, deal spreads are at the widest levels in years.

- The Federal Reserve cut interest rates by 100 basis points in 2024 from 5.25% to 4.25%, and there is additional easing expected in 2025. The lower rates reduce borrowing costs and improve financing conditions for acquisitions.
- Since 1985, we remain focused on investing in strategic, well-financed deals with an emphasis on near-term catalysts, and we are upbeat about our prospects to generate absolute returns in 2025 as "Mr. Market" provides attractive entry points in deals which benefit an actively managed portfolio like ours.
- Having completed our 40th year in merger arbitrage in 2024, we look forward to the next 40 years of merger investing!

DEALS...DEALS...AND MORE DEALS

MERGER ARBITRAGE

Year	Gross Return	Net Return
2024	5.83	**3.82**
2023	5.49	**3.56**
2022	4.47	**2.75**
2021	10.81	**7.78**
2020	9.45	**6.70**
2019	8.55	**5.98**
2018	4.35	**2.65**
2017	4.69	**2.92**
2016	9.13	**6.44**
2015	5.33	**3.43**
2014	3.89	**2.29**
2013	5.33	**3.43**
2012	4.32	**2.63**
2011	4.89	**3.07**
2010	9.07	**6.35**
2009	12.40	**9.15**
2008	0.06	**-0.94**
2007	6.39	**4.26**
2006	12.39	**8.96**
2005	9.40	**6.63**
2004	5.49	**3.69**
2003	8.90	**6.26**
2002	4.56	**2.45**
2001	7.11	**4.56**
2000	18.10	**13.57**
1999	16.61	**12.31**
1998	10.10	**7.21**
1997	12.69	**9.21**
1996	12.14	**8.84**
1995	14.06	**10.27**
1994	7.90	**5.53**
1993	12.29	**8.91**
1992	7.05	**4.78**
1991	12.00	**8.76**
1990	9.43	**6.67**
1989	23.00	**17.55**
1988	45.84	**35.66**
1987	-13.67	**-14.54**
1986	33.40	**26.14**
1985	30.47	**22.64**
Compounded Net Annual Return		**7.06**

  

Ralph Rocco	*Paolo Vicinelli*	*Willis Brucker*
	(Y)our Teammate Since	
1993	*1999*	*2004*
Rutgers University	*Columbia University*	*Boston College*
B.A., Economics	*M.B.A., Finance*	*B.S., Finance*

Gabelli & Partners is highly specialized, providing clients with products and customized solutions within the "Private Market Value with a Catalyst™" method of investing, while utilizing the full resources of the broader organization. The strategies employed within our portfolios strive to achieve superior risk adjusted returns with an aim to preserve and grow wealth while maintaining low volatility. Our strategies focus on fundamental, active, event-driven special situations and merger arbitrage.

We have invested in this way since 1977 and introduced our first dedicated alternative portfolio in 1985, Gabelli Associates, which focuses on absolute returns by investing in announced mergers and acquisitions. 2024 marked the completion of the 40th year of our dedicated merger arbitrage strategy. Beyond merger investing, we offer several additional portfolios that build on the firm's strengths in global event-driven value investing.

We are committed to providing our clients with a high level of services. Our client service and investor relations teams are continually seeking new ways to array and deliver information more effectively, and are regularly customizing the needs of our clients and partners, to focus on enhancing relationships and transparency for the long-term. Gabelli & Partners provides investment solutions through various vehicles and investment structures such as: sub-advised portfolios, custom share classes, new investment vehicles both domestic and foreign, as well as specialized structures, all coupled with the corresponding operational needs of the overall mandate. We also continue to forge partnerships and distribution arrangements to provide either new investor access points or streamlining existing channels to invest alongside our partner capital.

"There are many advantages to investing in risk arbitrage. Let's focus on three: risk arbitrage returns are not closely correlated with those of the stock market; they are less volatile than returns on the S&P 500; and longer term they are higher than those returns afforded by traditional investing. While these three factors provide for excellent results in the world of arbitrage, the real beauty of risk arb investing is that there is rarely a down year. Because risk arb returns are consistently positive year in and year out, they fulfill the concept of a compound return. We proclaim this source of compounded earnings as the eighth wonder of the world. Compounding is the secret to wealth creation over a period of decades."

(Deals...Deals...and More Deals, 1999)

The performance above refers to our longest continuously offered fund in the merger arbitrage strategy (net and gross returns). Net returns are net of management and incentive fees. Individual investment returns may differ due to timing of investment and other factors. Past performance is not indicative of future results.

CONDENSED CONSOLIDATING BALANCE SHEET

The Company consolidates certain investment partnerships for which it has a controlling financial interest. The following table reflects the net impact of the consolidated investment partnerships ("Consolidated Entities") on the consolidated statements of financial condition (in thousands):

| | December 31, 2024 | | |
	Prior to Consolidation	Consolidated Entities	As Reported
Assets			
Cash and cash equivalents	$ 289,991	$ 9,560	$ 299,551
Investments in U.S. Treasury Bills	64,320	3,979	68,299
Investments	520,262	(15,719)	504,543
Other	52,929	9,967	62,896
Total assets	$ 927,502	$ 7,787	$ 935,289
Liabilities, redeemable noncontrolling interests and equity			
Total liabilities	$ 34,796	$ 2,195	$ 36,991
Redeemable noncontrolling interests	-	5,592	5,592
Total equity	892,706	-	892,706
Total liabilities, redeemable noncontrolling interests and equity	$ 927,502	$ 7,787	$ 935,289

| | December 31, 2023 | | |
	Prior to Consolidation	Consolidated Entities	As Reported
Assets			
Cash and cash equivalents	$ 299,508	$ 17,979	$ 317,487
Investments in U.S. Treasury Bills	79,714	9,441	89,155
Investments	494,021	(27,713)	466,308
Other	63,184	7,663	70,847
Total assets	$ 936,427	$ 7,370	$ 943,797
Liabilities, redeemable noncontrolling interests and equity			
Total liabilities	$ 29,452	$ 1,267	$ 30,719
Redeemable noncontrolling interests	-	6,103	6,103
Total equity	906,975	-	906,975
Total liabilities, redeemable noncontrolling interests and equity	$ 936,427	$ 7,370	$ 943,797

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this Annual Report contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will," "should," "may," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that may cause our actual results to differ from our expectations include risks associated with the duration and scope of the ongoing coronavirus pandemic resulting in volatile market conditions, a decline in the securities markets that adversely affect our assets under management, negative performance of our products, the failure to perform as required under our investment management agreements, and a general downturn in the economy that negatively impacts our operations. We also direct your attention to any more specific discussions of risk contained in our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other public filings with the SEC (NYSE: AC). We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

- FINANCE -

We ended 2024 with cash and treasury investments of $368 million and $407 million, respectively, including 0.7 million shares of GAMCO stock valued at $17 million. Our net equity at December 31, 2024 was $893 million or $42.14 per share, which reflected $2.20 per share, or $46.8 million, of dividends paid in 2024 versus net equity of $907 million or $42.11 per share at year-end 2023.

Our balance sheet of approximately $900 million of assets and no debt provides a high degree of flexibility that enables us to remain opportunistic in the market. We have significant capital available and ready to deploy into investments that fit our criteria.

Looking to the remainder of 2025 and beyond, we are working to utilize our balance sheet and deploy capital through our direct investment business and to grow our alternatives business both domestically through domestic investment partnerships and internationally through an expansion of our international distribution network and offshore offerings.



Ian J. McAdams
Chief Financial Officer

Joined Associated Capital in 2021 and has been Chief Financial Officer since 2023. Mr. McAdams graduated with a BS in Accounting from Binghamton University and is a Certified Public Accountant.

QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share data)

	2024				
	1st	2nd	3rd	4th	Year-end
Revenues	$ 3,011	$ 2,595	$ 2,415	$ 5,154	$ 13,175
Expenses	5,999	5,827	6,019	8,213	26,058
Operating loss before management fee	(2,988)	(3,232)	(3,604)	(3,059)	(12,883)
Other income	22,625	7,252	37,239	4,372	71,488
Management fee expense	1,982	442	3,312	134	5,870
Income tax expense/(benefit)	3,798	684	6,933	(3,108)	8,307
Income/(loss) allocated to noncontrolling interests	36	(91)	148	7	100
Net income to AC shareholders	$ 13,821	$ 2,985	$ 23,242	$ 4,280	$ 44,328
EPS	0.64	0.14	1.09	0.20	2.08
Book value per share at December 31					$ 42.14

	2023				
	1st	2nd	3rd	4th	Year-end
Revenues	$ 2,465	$ 2,382	$ 2,200	$ 5,636	$ 12,683
Expenses	5,055	5,309	5,733	8,087	24,184
Operating loss before management fee	(2,590)	(2,927)	(3,533)	(2,451)	(11,501)
Other income	24,735	8,611	3,794	26,672	63,812
Management fee expense	2,543	544	(12)	2,371	5,446
Income tax expense/(benefit)	1,580	1,840	166	5,551	9,137
Income/(loss) allocated to noncontrolling interests	268	(71)	123	(43)	277
Net income to AC shareholders	$ 17,754	$ 3,371	$ (16)	$ 16,342	$ 37,451
EPS	0.81	0.15	0.00	0.76	1.72
Book value per share at December 31					$ 42.11

Board of Directors

Mario J. Gabelli, CFA
Executive Chair
Associated Capital Group, Inc.

Marc Gabelli
Vice Chair
Associated Capital Group, Inc.

Douglas R. Jamieson
Co-Chief Executive Officer
GAMCO Investors, Inc

Daniel R. Lee
Chief Executive Officer and Director
Full House Resorts, Inc.

Bruce M. Lisman
Former Chairman
JP Morgan's Global Equity Division

Richard T. Prins
Retired Partner
Skadden, Arps, Slate, Meagher & Flom LLP

Frederic V. Salerno
Former Vice Chairman
Verizon Communications Inc.

Salvatore F. Sodano
Former Vice Chairman
Broadridge Financial Solutions, Inc.

Elisa M. Wilson
President
Gabelli Foundation, Inc.

Officers

Patrick B. Huvane
Interim Chief Executive Officer

Ian J. McAdams
Chief Financial Officer

Peter D. Goldstein
Senior Vice President, Chief Legal Officer and Secretary

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information, as well as information on our products and services, visit our website at www.associated-capital-group.com or write to:
191 Mason Street
Greenwich, CT 06830
203-629-9595
email: investor@associated-capital-group.com

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - AC

Website
www.associated-capital-group.com

Investment Services Information

Alternative Investments
Contact: Michael M. Gabelli
Managing Director and President
914-921-5135
email: alternatives@gabelli.com

Gabelli & Partners
Contact: Jeffrey M. Illustrato
C.O.O.
914-921-7711
Email: jillustrato@gabelli.com

Annual Meeting
Our 2025 hybrid Annual Meeting of Shareholders will be held at 4:15 p.m. on June 4, 2025.



ASSOCIATED
CAPITAL GROUP

191 Mason Street, Greenwich, CT 06830

www.associated-capital-group.com

203-629-9595 | info@associated-capital-group.com